Exhibit 21.1

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Brilliant Hat Limited	British Virgin Islands
Blue Hat Interactive Entertainment Technology Co. Ltd.	Hong Kong
Xiamen Duwei Consulting Management Co., Ltd.	China
Name of Variable Interest Entity Fujian Blue Hat Interactive Entertainment Technology Ltd.	Jurisdiction of Incorporation or Organization China
Name of Subsidiary of Variable Interest Entity Hunan Engaomei Animation Culture Development Co., Ltd.	Jurisdiction of Incorporation or Organization China
Shenyang Qimengxing Trading Co., Ltd.	China
Chongqing Lanhui Technology Co. Ltd.	China
Pingxiang Blue Hat Technology Co. Ltd.	China